Filed Pursuant to Rule 433
Registration No. 333-222676

Term Sheet
February 10, 2020

Issuer:	Toyota Motor Credit Corporation
Security:	Floating Rate Medium-Term Notes, Series B
Title:	Floating Rate Medium-Term Notes, Series B due August 13, 2021
Issuer Senior Long-Term Debt Ratings:	Moody’s Investors Service, Inc.: Aa3 (negative outlook) S&P Global Ratings: AA- (stable outlook)
CUSIP/ISIN:	89236TGS8 / US89236TGS87
Pricing Date:	February 10, 2020
Settlement Date:

February 13, 2020 (T+3)

The Issuer expects that delivery of the notes will be made against payment therefor on the Settlement Date, which will be the third U.S. business day following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the Pricing Date will be required by virtue of the fact that the notes initially will settle in three business days to specify alternative settlement arrangements to prevent a failed settlement and should consult their own investment advisor.

Maturity Date:	August 13, 2021
Principal Amount:	$1,100,000,000
Price to Public:	100.000%
Underwriting Discount:	0.125%
Net Proceeds to Issuer:	99.875% / $1,098,625,000
Floating Rate Index:	3 month LIBOR
Floating Rate Spread:	+12.5 basis points
Index Source:	LIBOR Reuters
Minimum Interest Rate:	0.000%
Interest Payment Frequency:	Quarterly
Initial Interest Rate:	The initial interest rate will be based on 3 month LIBOR determined on February 11, 2020 plus the Floating Rate Spread.
Interest Payment Dates:	Each February 13, May 13, August 13, and November 13, beginning on May 13, 2020 and ending on the Maturity Date
Interest Reset Dates:	The first interest reset date shall be the Settlement Date and thereafter, each Interest Payment Date. Newly reset interest rates shall apply beginning on and including the Interest Reset Date, to but excluding the next Interest Payment Date.
Interest Determination Date:	Second London Banking Day preceding each Interest Reset Date
Day Count Convention:	Actual/360
Business Day Convention:	Modified Following, adjusted
Business Days:	New York and London
Calculation Agent:	Deutsche Bank Trust Company Americas
Governing Law:	New York
Minimum Denominations:	$2,000 and $1,000 increments thereafter
Joint Book-Running Managers:	BNP Paribas Securities Corp. Citigroup Global Markets Inc. Credit Agricole Securities (USA) Inc. J.P. Morgan Securities LLC Mizuho Securities USA LLC

Co-Managers:	CIBC World Markets Corp. RBC Capital Markets, LLC SG Americas Securities, LLC Lloyds Securities Inc. Banco Bradesco BBI S.A. CastleOak Securities, L.P. R. Seelaus & Co., LLC
DTC Number:	#187
Concurrent Offering:	Concurrently with this offering of the notes, the Issuer is also offering by means of separate term sheets: (i) $650,000,000 aggregate principal amount of 1.800% Medium-Term Notes, Series B due February 13, 2025 and (ii) $750,000,000 aggregate principal amount of 2.150% Medium-Term Notes, Series B due February 13, 2030 (collectively, the “Other Notes”). This term sheet does not constitute an offer to sell, or the solicitation of an offer to buy, any of the Other Notes. Any offering of the Other Notes may be made only by means of a prospectus and related prospectus supplement.

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to withdrawal at any time.

This term sheet supplements the preliminary pricing supplement dated February 10, 2020 (the “preliminary pricing supplement”), the prospectus supplement dated January 25, 2018 and the related prospectus dated January 24, 2018; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the preliminary pricing supplement or the related prospectus supplement and prospectus.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary pricing supplement, the related prospectus supplement and prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the web at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at 1-800-854-5674, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Credit Agricole Securities (USA) Inc. toll-free at 1-800-807-6030, J.P. Morgan Securities LLC collect at 1-212-834-4533 and Mizuho Securities USA LLC toll-free at 1-866-271-7403.

Notification under Section 309B(1)(c) of the Securities and Futures Act (Chapter 289) of Singapore (“SFA”) - The notes are prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

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